Mail Stop 3561

January 26, 2006

Mr. Thomas Tullie
Chief Executive Officer and President
Path 1 Network Technologies, Inc.
6215 Ferris Square
Suite 140
San Diego, California 92121

	Re: 	Path 1 Network Technologies, Inc.
Registration Statement on Form S-3
Filed January 5, 2006
File No. 333-130876

Dear Mr. Tullie:

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In your response letter, advise whether or not Laurus has paid, and you have irrevocably received, all cash proceeds described under any financing agreement with Laurus, whether subject to an escrow agreement or otherwise. In this regard, we note that Exhibit D, Form of Escrow Agreement, to the Securities Purchase Agreement filed as
Exhibit 10.93 is missing.  Please file the Form of Escrow
Agreement
and revise to state clearly whether or not all of the funds have been
released to you from escrow.  Please note that registration for the
resale of the common stock underlying the convertible notes is not permitted until the private placement of the notes is complete. See
Interpretation 3.S of our March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations, publicly
available on our website at www.sec.gov.   If any funds have not
been
released from escrow, then please remove from the registration statement the common stock underlying the convertible notes or advise us in your response letter why the transaction is a completed private placement. In addition, provide risk factor disclosure of any potential liability under Section 5 of the Securities Act specifically relating to the offer of the notes, or advise us why you believe this is not necessary.
2. Please also file section 3.4, Preferred Stock Letter Agreements, to Exhibit 10.93 and discuss the material terms of these agreements with respect to the notes issued to Laurus.

Prospectus Summary
3. The 100,000 shares of common stock issuable in satisfaction of anti-dilution provisions of secured convertible term notes and notes and 7,375 shares underlying the notes and warrants purchased in the preemptive rights offering are not adequately discussed in the prospectus. For example, it is not clear why Laurus would be issued shares under the anti-dilution provisions since it owns the convertible notes that trigger the anti-dilution provisions. Either here, in the Selling Shareholder section, or both, provide disclosure explaining how you arrived at the 100,000 shares, which securities the anti-dilution provisions apply to, and the material terms of the anti-dilution provisions and preemptive rights offering.
4. We note reference to an immediately-following preemptive rights offering of identical securities to the holders of your two series of
Preferred Stock. Tell us in your response letter why your December
6, 2005 Form 8-K does not disclose unregistered purchases pursuant to these preemptive rights agreements.

Risk Factors, page 2

Our window of opportunity may be shrinking, page 2
5. Highlight what were your "recent failures of execution in many aspects of your business."

Following our secured convertible term note financing in December 2005, we have a significant..., page 3
6. Clarify that the "circumstances" that would not permit you to pay interest in shares of your stock include the situation where the market price of your common stock is below the conversion price of the notes at the time of your interest payments.
We must re-engineer our current platform and products to comply..., page 5
7. The last sentence of this risk factor highlights a separate risk:
That you are being compelled to scale back development. Expand to include this development as a separate risk factors.

We will depend on broadcasting, cable and satellite industry spending..., page 8
8. Clarify what "recent developments in capital markets" are being referred to in the penultimate sentence of this risk factor.

Our outstanding convertible preferred stock, secured convertible term notes..., page 11
9. This risk factor generalizes the risk posed to investors as a result of dilution. Please revise the narrative to discuss the specific material risks that could or would result from the issuance of additional securities. In doing so, please discuss under separate risk factor headings the risks posed by type of security. For example, discuss the issuance of convertible securities (e.g., the notes issued to Laurus and the convertible Series A and Series B Preferred) and warrants under a separate heading from the issuance of stock options to employees, non-employee directors, consultants and advisors. With respect to the former, and as appropriate, the risk factor should highlight the following:
a. To the extent the selling stockholders convert and then sell their common stock upon conversion of the securities, the common stock price may decrease due to the additional shares in the market. This could allow the selling stockholders to convert their securities into even greater amounts of common stock, the sales of which would further depress the stock price.
b. The significant downward pressure on the price of the common stock as the selling stockholders convert and sell material amounts of common stock could encourage short sales by the selling stockholders or others. This could place significant downward pressure on the price of the common stock. In this regard, explain the meaning and significance of short selling.
c. The conversion of the securities may result in substantial dilution to the interests of other holders of common stock, since the investors may ultimately convert and sell the full amount issuable on conversion under the notes. In this regard, state that even though the selling stockholders may be contractually limited not to own more that a stated percentage of then-outstanding common stock at any one time, this restriction does not prevent them from selling some of their holdings and then receiving additional shares. In this way, the selling stockholders could sell more than these limits while never holding more than the limits.
d. That the interest and principal payable on the convertible securities are also convertible into shares of common stock, and that under certain circumstances, this is mandated. In this regard, disclose the applicable formula(s) used to determine the number of shares issuable, including in the event of reclassifications, stock split, combinations, dividends and share issuances. Describe the interest rate and how much has accrued as of a recent date.

	Revise other applicable sections of your prospectus as appropriate.

Our common stock is subject to the rights and preferences....
10. Please address any registration rights issued in connection with your Series A and Series B Preferred stock. Elaborate on the
"favorable anti-dilution adjustments."

Selling Security Holders, page 14
11. We note that the Laurus` warrants listed in the beneficial ownership table were acquired in the December 6, 2005 financing. We also note the disclosure in your Form 8-K filed on December 6,
2005
indicating that Laurus held company warrants prior to the December
6th financing.   In your response letter, please advise why the
shares underlying these previously-issued warrants are not identified in the beneficial ownership table. In addition, confirm that the table reflects all securities beneficially owned by Laurus.
Revise
the footnotes to the table to clarify that Laurus may unilaterally the 4.99% limitation on its beneficial ownership. To the extent you have not already done so, provide us with copies of all relevant agreements relating to these securities and obligations, including the instruments defining the rights of the securities.
12. Please advise us in your response letter whether Cope
Enterprises
LP is a broker-dealer or affiliated with a broker-dealer. If Cope is a broker-dealer, disclose that it is an "underwriter" within the meaning of the Securities Act. You should revise the Plan of Distribution to state that Cope is a broker-dealer, and to state that it is an underwriter with respect to the shares that it is offering for resale. To the extent it is an affiliate of a broker-dealer, the disclosure should indicate that Cope bought with investment intent and not with a view towards distribution. Disclose the natural person(s) who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by Laurus and Cope.
13. Please elaborate on the selling shareholders relationship with the company during the past three years.
14. In your response letter, tell us the reasons why Cope is the sole holder of your preferred stock that is participating in this resale registration statement.

15. Footnote one indicates that the "Total" column does not include the "Potential Interest Payment Shares" and the "Potential Anti-
Dilution." The total column for Cope appears to include these shares while the total column for Laurus does not. Please revise to make consistent.

Part II

Item 16. Exhibits
16. Revise your legality opinion so that it opines upon Delaware law, including the statutory provisions, all applicable provisions of the
Delaware Constitution and all reported judicial decisions interpreting those laws.
17. Please revise your exhibit index to include the Certificate of Designations for your Series A Preferred, the Securities Purchase Agreement, the Registration Rights Agreement and the Form of Warrant entered into with Cope and include the appropriate incorporation by reference information.

Item 17. Undertakings
18. Please revise to include the new undertakings that became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(5) and 512(a)(6) of Regulation S-K, which was adopted in Securities Offering Reform, Release No. 33-8591.

Closing Statement

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact William Bennett, Staff Attorney, at (202)
551-
3389 with any questions.


Sincerely,




	Larry Spirgel
      Assistant Director


cc:	Hayden J. Trubitt
	Fax:  (858) 450-8400


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Mr. Thomas Tullie
Path 1 Network Technologies, Inc.
January 26, 2006
p. 1